VIA EDGAR

January 23, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:	Assured Guaranty Ltd.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended March 31, 2008, June 30, 2008 and September 30, 2008
File No. 1-32141

Dear Mr. Rosenberg:

Thank you for your letter dated January 13, 2009, setting forth additional comments of the staff of the Division of Corporation Finance (the “Staff”) on the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 for Assured Guaranty Ltd. (“Assured” or the “Company”).

We appreciate the effort that went into the Staff’s comments.  We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in italicized text.  Our responses follow each comment.

Form 10-Q for the period ended September 30, 2008

Financial Statements

Notes to Consolidated Financial Statements

Note 14. Fair Value of Financial Instruments, page 37

1.              We acknowledge your response to prior comment 2.  Please address the following:

a.              Disclose a numerical example that illustrates the concepts described in the second paragraph in your response.

b.              Provide us with an analysis that demonstrates that the recognition of the credit derivative asset satisfies all three characteristics of an asset defined in paragraph 26 of Statements of Concepts 6.

c.               In your telephone conference with us, you indicated that there was an established market for your credit default swap derivatives.  Please identify this market in your disclosure.

d.              Tell us how you considered the fact that FAS 157 does not require that financial assets (as opposed to financial liabilities) be transferred to an entity with the same credit risk as the company.  It appears that your conclusion as to whether you have a derivative asset or derivative liability is premised in large part on the credit risk of the hypothetical buyer relative to Assured’s credit risk.

e.               Tell us why in your facts and circumstances you believe it is appropriate to identify the SFAS 157 market participants as entities with the same credit risk as the company rather than higher rated companies.  It appears that if the company attempted to transfer these instruments to higher rated companies, the premium currently charged likely would be inadequate and therefore the company would have to pay a fee to rather than receive a fee from the buyer.

f.                  Help us understand whether, under the contractual terms of your credit default swaps, you can collect premiums from the protection buyer in situations where it appears, from credit spread widening or otherwise, that you may be unable to stand ready to perform.

g.              Describe the protection buyer’s termination rights.  In your response, please tell us whether the protection buyer can terminate the contract if it appears that you will be unable to stand ready to perform.

Company Response

a.               The following is an example of how changes in gross spreads, the Company’s own credit spread and the cost to buy protection on the Company, which is based on the Company’s credit spread, affect the amount of premium the Company can demand for its credit protection. Scenario 1 represents the market conditions in effect on the transaction date and Scenario 2 represents market conditions at a subsequent reporting date.

	Scenario 1		Scenario 2
	bps	% of Total	bps	% of Total
Original Gross Spread / Cash Bond Price (in Bps)	185.0		500.0
Bank Profit (in Bps)	115.0	62%	50.0	10%
Hedge Cost (in Bps)	30.0	16%	440.0	88%
AGC Premium Received Per Annum (in Bps)	40.0	22%	10.0	2%

In Scenario 1, the gross spread is 185bps.  The bank or deal originator captures 115bps of this and hedges 10% of its exposure to us, when the CDS spread on us was 300bps (300bps x 10% = 30bps).  Under this scenario we received premium of 40bps, or 22% of the gross spread.

In Scenario 2, the gross spread is 500bps.  The bank or deal originator captures 50bps of this and hedges 25% of its exposure to us, when the CDS spread on us was 1,760bps (1,760bps x 25% = 440bps).  Under this scenario we receive premium of 10bps, or 2% of the gross spread.

In this example, the contractual cash flows exceed the amount a market participant would require us to pay in today’s market to accept our obligations under the credit default swap contract, thus resulting in an asset.   This credit derivative asset is equal to the difference in premium rate discounted at a risk adjusted rate over the weighted average remaining life of the contract.

It should be noted that the Company corroborates the assumptions in its fair value model, including the amount of exposure to the Company hedged by its counterparties, with independent third parties each reporting period.  Recent increases in the CDS spread on us have resulted in the bank or deal originator hedging a greater portion of its exposure to us.  This has the effect of reducing the amount of contractual cash flows we can capture for selling our protection.

b.              A credit derivative asset under FAS 157 is the result of contractual cash flows on in-force deals in excess of what a hypothetical financial guarantor could receive if it sold protection on the same risk as of the current reporting date. If we were able to freely exchange these contracts (i.e., assuming our contracts did not contain proscriptions on transfer and there was a viable exchange market), we would be able to realize an asset representing the difference between the higher contractual premiums to which we are entitled and the current market premiums for a similar contract.  This asset (or liability) is similar to any asset or liability that relates to an interest rate swap or similar derivative that is required to be accounted for at fair value under FASB 133. Therefore, based on the guidance in FASB Concepts Statement No. 6, Elements of Financial Statements, the Company believes that recognition of a credit derivative asset is appropriate because 1) the credit derivative asset embodies a probable future benefit that contributes directly to future net cash inflows, which results from the above-market premium the Company is receiving for these contracts, 2) we will obtain the benefit from these cash flows in terms of higher future cash flows, again relative to the cash flows expected of a market participant, and 3) the event giving rise to our right to or control of the benefit, namely our protection sold at the higher rate, has already occurred.  All of our credit derivatives in an asset position as of September 30, 2008 had contractual future premium cash flows that exceeded their estimated future cash outflows, on a net present value basis.  In other words, we do not expect to incur losses on these derivatives.  Thus upon transfer of the derivative contract the market participant receives the benefits of these expected net cash inflows.

c.               To clarify, we do not believe there is established market where our credit derivatives are actively traded.  The terms of the protection we sell on credit derivatives do not, except for certain rare circumstances, allow us to exit our contracts.  We have determined that our exit market for our credit derivatives is a hypothetical one based on our entry market.  We have tracked the historical pricing of our deals to establish historical price points for our hypothetical market that we use in our fair value calculation.

d.              Our valuation reflects the difference between the market participant’s view of the value of our credit protection at the valuation date as compared to the pricing of the contract. Therefore, the underlying premise of our fair value model is to estimate the premium that a financial guarantor could reasonably demand in the hypothetical market that serves as our principal market. As such, the use of our own credit rating is a necessary input to estimate the current market premium, as described in #1a, above.  When fair valuing credit derivative assets, we observed that Assured has the highest credit rating of all the financial guarantors that participate in the credit derivative market. Therefore we determined this to be the most valid credit rating measurement to use.  If we were to use another financial guarantor with a lower credit rating for our hypothetical market the result would be an increase to our credit derivative assets.  We do not think this to be an appropriate result.

e.               As mentioned in our response to comment #1d, we are the highest rated financial guarantor that participates in the credit derivative market. Therefore, we believe our own credit rating is the most appropriate one for us to use.  Also as mentioned above, using the credit rating of another financial guarantor with a lower rating would result in an increase to our credit derivative assets and a decrease to our credit derivative liabilities.  We do not think this to be an appropriate result.

f.                 The terms of our credit default swaps generally follow those outlined under the 1992 ISDA Master Agreement with certain modifications.  These modifications are primarily related to posting requirements and termination rights.  In certain of our older swap transactions, the buyer of protection has the right to terminate the entire master agreement if the rating of AGC is downgraded.  The trigger for such termination event is typically in the triple B range.  In more recent transactions, the buyer of protection has the right to terminate only if AGC fails to pay under the policy or is bankrupt.  The settlement amounts payable in the event of such termination would be based upon the current market value of the contracts at the time of the termination.  In a limited number of recent transactions, we have permitted termination upon a rating downgrade but only on a walk away basis.  The amounts of current collateral posted, potential future collateral posting requirements and potential termination payments are disclosed in Note 4 of the Company’s Form 10-Q for the period ended September 30, 2008.

g.              See our response to #1f.

2.              We acknowledge your response to prior comment 4.  Please disclose what the current spread for each individual transaction represents and why it is appropriate to use as the risk factor adjustment.

Company Response

We discount the expected future cash flows for our credit derivatives based on the time value of money plus a risk premium that reflects the underlying ratings of each contract.  The discount rates we used in determining the fair value of credit derivatives as of September 30, 2008 ranged from 3.5% to 9% over LIBOR, with over 99% of our transactions ranging from 3.5% to 6% over LIBOR.

This additional disclosure will be included in the Company’s future filings, commencing with its Form 10-K filing for the year ended December 31, 2008.

*               *            *

In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact Robert Bailenson, Chief Accounting Officer, at (441) 278-6633, or me, at (441) 278-6693, if you have any questions regarding our response to your comments.

Sincerely,

/s/ Robert B. Mills
Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.

cc:	Gus Rodriguez, Staff Accountant, Division of Corporate Finance
Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.